Merrill Lynch Investment Managers / BlackRock Overview Filed by Merrill Lynch & Co., Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: BlackRock, Inc. Commission File No.: 001-15305

Announced merger of BlackRock and Merrill Lynch Investment Managers (MLIM) on February 15, 2006 BlackRock Overview Independent firm in ownership and governance Public company (NYSE: BLK) with over 4,000 employees Headquartered in NYC Laurence Fink continues as Chairman and CEO All founding partners remain affiliated with BlackRock No majority owners Merrill Lynch 49%, PNC 34%, employees and public 17% Majority of Board of Directors is independent Achieve scale in multiple products and markets Combine complementary US retail platforms with mutual funds, managed accounts, and enhanced client service Institutional client base to benefit from additional US dollar and non-dollar products Non-US business to span institutional and retail clients in over 50 countries Spectrum of products across asset classes to broaden with global and non-US products, non-US real estate, and alternative investment strategies Operating in 18 countries and more than 35 cities Investment centers in Boston, Edinburgh, Florham Park, London, Melbourne, New York City, Philadelphia, Princeton, San Francisco, Sydney, Tokyo, and Wilmington Client service presence in local markets Expected closing date on September 30, 2006 Combined Assets of $991 Billion Fixed Income $428 Billion Equity / Balanced $318 Billion Alternatives $26 Billion Real Estate $12 Billion Liquidity $207 Billion Proforma combined as of December 31, 2005 Risk Management Investment Accounting $3 Trillion $50 Billion

New BlackRock* BlackRock Board Members Current Composition Laurence Fink William Albertini Dennis Dammerman Bill Demchak Kenneth Dunn Murry Gerber James Grosfeld David Komansky William Mutterperl Frank Nickell Thomas O'Brien Linda Gosden Robinson James Rohr Ralph Schlosstein Expected Additions Bob Doll Gregory Fleming Robert Kapito Stan O'Neal BlackRock, Inc. Stock Price (April 2005 - Present) BlackRock AUM History (1999 - 2005) $60 $80 $100 $120 $140 $160 Apr-05 Jul-05 Oct-05 Jan-06 Apr-06 Market Cap $9.7B $151.54 as of 4/30/06 *Closing expected September 30, 2006 $ Billions $136 $204 $239 $273 $309 $342 $453 $0 $100 $200 $300 $400 $500 1999 2000 2001 2002 2003 2004 2005

New BlackRock Organization

Strong management team

- Ten senior executives of BlackRock, including seven founders
- Two senior executives of MLIM
- Deep bench throughout the firm

Functional organization with regional overlay

- Ensures consistency on a global basis
- Allows for products and services to be tailored to clients and to local needs
- Promotes teamwork
- Facilitates operational integrity and efficiency
- Operating Committees provide cross-disciplinary structure

Compensation structure reinforces stability and teamwork

- Alignment of interests with clients
  - Salary and discretionary bonus is predominant compensation model
  - Compensation tied to investment performance
- Deferred compensation program using restricted stock
- Long-term incentive programs with 5-year terms
  - New BlackRock program awards starting in 2007
  - Special pool for MLIM employees awarded at closing

Executive Committee

Laurence Fink[1], Chairman & CEO

Ralph Schlosstein[1], President

Keith Anderson, Global CIO, Fixed Income

Steven Buller, Chief Financial Officer

Robert Connolly, General Counsel

Bob Doll[2,3], Global CIO, Equity

Rob Fairbairn[3], Chairman EMEA / Australia

Ben Golub, Head of Portfolio Risk Management

Charlie Hallac, Head of BlackRock Solutions

Robert Kapito[2], Head of Portfolio Management

Barbara Novick, Head of Account Management

Susan Wagner, Chief Operating Officer

1 Director of BlackRock
2 Expected Director of BlackRock
3 Executive Committee member upon closing of the merger

5531_ap

Merrill Lynch Investment Managers

1

BlackRock's Global Presence North America: Atlanta Boston* Chicago Florham Park* Montreal Newport Beach* New York* Los Angeles Philadelphia* Pittsburgh Princeton* Regional Offices San Francisco* Toronto Wilmington* Australia: Brisbane Melbourne* Perth Sydney* Asia: Beijing Hong Kong Seoul Singapore Taipei Tokyo* UK, Continental Europe & Middle East: Amsterdam United Kingdom Eindhoven Edinburgh* Frankfurt Isle of Man Luxembourg Jersey Madrid London* Milan Munich Paris Zurich * Denotes investment centers 1 Combined business based on December 31, 2005 Over 4,000 employees in 18 countries, including more than 500 investment professionals1

2005 Americas (ex-US) 5 Value 12 Growth 6 Blend 6 Passive 3 Sector 3 Balanced 4 US 69 Asia Pacific 8 Taxable FI 13 Int'l FI 1 Municipal 5 EMEA 18 BlackRock and MLIM Combined Diversified product mix Scale across asset classes Products tailored to client needs Selected mergers proposed to rationalize fund families Competitive performance 82%* of BlackRock composites outperformed their benchmark as of December 31, 2005 77% of MLIM composites outperformed their benchmark as of December 31, 2005 Global asset management company Over one-third of employees based outside the U.S. Twelve investment centers in US, UK, Japan, and Australia Marketing and client service offices in 35 cities plus regional wholesalers Extensive fund offerings registered in domiciles around the world Local resources for operations, administration, and compliance $991 Billion AUM by Client Geography *Based on annualized 3-year gross of fee returns for products with at least a 3-year track record †Combined assets as of December 31, 2005 ‡ Includes Balanced assets † ‡

Disclosure In connection with the proposed transaction, BlackRock Inc. ("BlackRock") intends to file a registration statement, including a proxy statement of BlackRock, and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. ("Merrill Lynch"), at the SEC's Internet site (http://www.sec.gov). Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch's directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock's directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available. Cautionary Language Concerning Forward-Looking Statements Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch's beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch's control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch's and BlackRock's control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch's and BlackRock's reports filed with the SEC for any additional information.